STEVENS & LEE

LAWYERS & CONSULTANTS

111 North 6th Street

P.O. Box 679

Reading, PA 19603-0679

(610) 478-2000 Fax (610) 376-5610

www.stevenslee.com

Direct Dial: (610) 478-2184 Email: dws@stevenslee.com Direct Fax: (610) 988-0815

April 2, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Mark S. Webb

                  Legal Branch Chief

Re:	Penns Woods Bancorp, Inc.
Registration Statement on Form S-4 Filed February 1, 2013 File No. 333-186385 Form 10-K for the Year Ended December 31, 2011 Filed March 14, 2012 File No. 000-17077

Ladies and Gentlemen:

On behalf of Penns Woods Bancorp, Inc. (the “Company”), we are filing with the Securities and Exchange Commission Amendment No. 1 to the above-referenced Registration Statement on Form S-4 of the Company.

This letter also responds to the Staff’s letter, dated February 27, 2013, relating to the Registration Statement. Each of your comments is set forth below, together with the Company’s related response. For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.

In addition to the addressing the comments included in the Staff’s letter, the Company has decided to combine its 2013 annual meeting of shareholders with the vote on the transaction that is the subject of the Registration Statement. Accordingly, Amendment No. 1 to the Registration Statement, in addition to responding to the Staff’s comments, also adds information and material required by Regulation 14A in connection with an annual meeting of shareholders

Philadelphia     —    Reading    —    Valley Forge    —    Lehigh Valley    —    Harrisburg    —    Lancaster    —    Scranton

Williamsport    —    Wilkes-Barre     —    Princeton    —    Cherry Hill    —    New York    —    Wilmington

A PROFESSIONAL CORPORATION

STEVENS & LEE

LAWYERS & CONSULTANTS

Mr. Mark S. Webb

Securities and Exchange Commission

April 2, 2013

at which directors will be elected. The additional matters and related disclosure included in Amendment No. 1 with respect to the Company are (i) the election of four directors, (ii) an advisory vote to approve named executive officer compensation, and (iii) the ratification of the selection of the Company’s auditors for the fiscal year ending December 31, 2013.

Registration Statement on Form S-4

Summary

Luzerne’s Directors and Executive Officers Have Financial Interests in the Merger that May Differ from the Interests of Luzerne Shareholders, page 18

1.	Please revise to provide specific information with respect to severance or change-in-control benefits that Luzerne’s named executive officers may receive in the event their employment terminates following the merger as provided in the discussion starting on page 75. Additionally, revise to disclose that Messrs. Bibak and Edgerton have entered into employment agreements with Penns Woods. Please make corresponding revisions to the discussion in Risk Factors on page 33.

We have revised the disclosure as requested on page 19 of the Summary and on page 37 of the corresponding discussion under Risk Factors.

2.	Please specify the names of the three individuals designated by the Luzerne board of directors to serve on the Penns Woods board of directors following the merger.

We have specified on page 19 the names of the three individuals designated by the Luzerne board of directors to serve on the Penns Woods board of directors following the merger.

3.	Please tell us how you numerically calculated the asset quality ratios titled nonperforming loans to total loans and allowance for loan losses to nonperforming loans for the periods for which financial statements are included in the filing as it does not appear that these amounts are based on the information disclosed.

We have revised the ratios titled nonperforming loans to total loans and allowance for loan losses to nonperforming loans for the periods for which financial statements are included in the filing. The methodology for determining such ratios is as follows:

Luzerne Bank

Non-performing Loans Calculations

	For the years ended December 31,
	2012	2011	2010	2009	2008
Non Accrual Loans	1,233	825	375	216	363
Restructed Loans	2,969	0	0	0	0
Loans 90 days past due and still accruing	836	495	138	84	77
Impaired	1,357	2,051	0	0	0

Total non-performing loans	6,395	3,371	513	300	440

Total Loans	244,406	227,862	205,516	199,176	178,295

Allowance for loan losses	3,060	2,969	2,438	2,109	1,746

Ratios:
Non-performing to total Loans	2.62%	1.48%	0.25%	0.15%	0.25%
Allowance to non-performing	47.85%	88.07%	475.24%	703.00%	396.82%

STEVENS & LEE

LAWYERS & CONSULTANTS

Mr. Mark S. Webb

Securities and Exchange Commission

April 2, 2013

Unaudited Pro Forma Combined Consolidated Financial Information

Pro Forma Combined Consolidated Balance Sheets as of September 30, 2012 Unaudited, page 26

4.	Please revise your next amendment to present the pro forma adjustments on a gross basis.

We have revised the information included in the pro forma combined consolidated balance sheet as of December 31, 2012 and associated notes to present pro forma adjustments on a gross basis, as requested.

5.	With regard to notes 4 and 5, please tell us why the numerical amounts presented in the note for stock and additional paid-in capital are not the same as the amounts reflected in the related pro forma adjustments. Please revise your next amendment or advise us otherwise.

We have added a new footnote 9 to show the calculations used to determine the adjustments for common stock and additional paid in capital.

6.	Please revise your next amendment to expand note 7 to the table to indicate how you determined the pro forma adjustment of goodwill in the amount of $11.8 million.

We have revised the footnotes as requested to indicate how the pro forma adjustment of goodwill was determined (see footnote 1).

7.	Please revise your next amendment to provide a note to the table indicating how you determined the pro forma adjustment of intangibles in the amount of $838,000.

We have added a note (footnote 10) indicating how the pro forma adjustment to intangibles was determined.

8.	Please revise your next amendment to provide a note to the table to describe how you numerically calculated the pro forma combined tangible book value per common share in the amount of $22.60.

We have added supplemental information in the pro forma combined condensed balance sheet as of December 31, 2012 to show the calculation of pro forma combined tangible book value per common share.

STEVENS & LEE

LAWYERS & CONSULTANTS

Mr. Mark S. Webb

Securities and Exchange Commission

April 2, 2013

Pro Forma Consolidated Statements of Income For the Twelve Months Ended December 31, 2011 and Pro Forma Consolidated Statements of Income for the Nine Months Ended September 30, 2012, pages 27-28

9.	Please revise your next amendment to present the pro forma adjustments on a gross basis.

We have revised the information included in the pro forma combined consolidated income statements for the twelve months ended December 31, 2012 and December 31, 2011, and associated notes, to present pro forma adjustments on a gross basis, as requested.

10.	Please revise your next amendment to expand the notes to the table to state the number of shares used to calculate the amount of basic and diluted earnings per share.

We have expanded the information included in the tables to state the number of shares used to calculate the amount of basic and diluted earnings per share, as requested.

11.	With regard to pro forma adjustments (1) and (2), please tell us how these adjustments give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and are (iii) factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X.

The pro forma adjustments previously included in notes (1) and (2) have been eliminated.

12.	Please revise your next amendment to expand notes (4)-(6) to identify the period amortization.

We have expanded the applicable notes to discuss the period of amortization, which is based on the expected maturities of the related asset or liability, as well as the expected first year impact.

Comparative Per Share Data (Unaudited), page 29

13.	The staff notes that the pro forma combined basic and diluted net income (loss) per share as of and for the twelve months ended December 31, 2011 is not consistent with the amount appearing on page 27. Please revise or advise.

The amounts shown for the pro forma combined basic and diluted income (loss) per share have been revised and are now consistent.

STEVENS & LEE

LAWYERS & CONSULTANTS

Mr. Mark S. Webb

Securities and Exchange Commission

April 2, 2013

The Merger, page 39

14.	Please supplementally provide to the staff the board books or other materials that the boards considered in making their recommendations to shareholders.

The board books and other materials considered by the respective boards of directors considered in making their recommendations to shareholders have been provided supplementally to the Staff, and the Company has requested confidential treatment of such materials under Rule 83 of the Commission’s Rules of Practice. In accordance with Rule 418, the Company requests return of such supplemental information upon conclusion of the Staff’s use of such information.

15.	Please disclose the financial projections provided to Janney and Monocacy.

A new section entitled, “Certain Non-Public, Unaudited, Forward-Looking Information Exchanged by Penns Woods and Luzerne” has been added on page 77.

Penns Woods’ Reasons for the Merger, page 51

16.	The board should note each specific Monocacy analysis that does not support its recommendation and explain why, despite that analysis, it is recommending the transaction.

There were no analyses discussed with or considered by the Penns Woods board of directors that did not support its recommendation with respect to the transaction. Accordingly, we have made no change in the disclosure.

Information About Luzerne National Bank Corporation

Certain Information Regarding Compensation of Executive Officers and Directors for 2012, page 103

17.	As required by Item 18(a)(7)(ii) of Form S-4, please provide information pertaining to the company’s transactions with related parties.

Information required by Item 18(a)(7)(ii) of Form S-4 has been included on page 182 as requested.

STEVENS & LEE

LAWYERS & CONSULTANTS

Mr. Mark S. Webb

Securities and Exchange Commission

April 2, 2013

Financial Statements (Audited)

Independent Auditors’ Report, page 149

18.	If you intend to include the financial statements for the year ended December 31, 2010 please file the report of the other auditors dated February 11, 2011.

Pre-Effective Amendment No. 1 to the Registration Statement now includes audited financial statements as of and for the periods ended December 31, 2012 and 2011, including the report of the current auditors for all periods presented.

Incorporation of Certain Documents by Reference, page 178

19.	You can incorporate future proxy statements but not past proxy statements. Please revise.

This section has been revised to delete the reference to the proxy statement.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Note 5 – Credit Quality and Related Allowance for Loan Losses, pages 47-53

20.	We note the disclosure of troubled debt restructurings (TDRs) in the amounts of $17,478 and $19,037 as of December 31, 2011 and December 31, 2010, respectfully. Please tell us and expand disclosures in future filings in MD&A to state the amount of accrual and nonaccrual TDRs at the end of each reporting period pursuant to Item III C 1 of Guide III. In addition, expand the note to state the nature of these TDRs by loan category.

Penns Woods will add disclosure in future filings in MD&A to state the amount of accrual and non-accrual TDRs at the end of each reporting period, including the nature of TDRs by loan category. The disclosure included on page 22 of the Form 10-K for the year ended December 31, 2012, is set forth below:

(In Thousands)	2012			2011
	Accrual	Nonaccrual	Total	Accrual	Nonaccrual	Total
Commercial and agricultural	$485	$—	$485	$—	$—	$—
Real estate mortgage:
Residential	710	321	1,031	913	249	1,162
Commercial	5,172	3,424	8,596	5,356	1,175	6,531
Construction	13	6,077	6,090	—	9,757	9,757
Installment loans to individuals	15	—	15	28	—	28

	$6,395	$9,822	$16,217	$6,297	$11,181	$17,478

Thank you for your attention to this matter. We look forward to working with the Commission to resolve and address these comments expeditiously. If you have further questions or need any further information, please do not hesitate to call me at (610) 478-2184.

STEVENS & LEE

LAWYERS & CONSULTANTS

Mr. Mark S. Webb

Securities and Exchange Commission

April 2, 2013

Sincerely,

STEVENS & LEE

/s/ David W. Swartz

David W. Swartz
DWS/nc
Enclosures

cc:	Joshua Samples, Securities and Exchange Commission (via Federal Express)

Christina Harley, Securities and Exchange Commission (via Federal Express)

David Irving, Securities and Exchange Commission (via Federal Express)

Brian L. Knepp, Penns Wood Bancorp, Inc.

Justin P. Klein, Ballard Spahr LLP

Jill M. Stadelman, Ballard Spahr LLP